

S 02003381 E COMMISSION

Washington, D.C. 20549



RECEIVED
FEB 28 2002
PROCESSING

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SEC FILE NUMBER
8- 44743

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Mellin Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

190 South LaSalle Street, Suite 2895
(No. and Street)

Chicago (City) Illinois (State) 60603 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arthur B. Mellin (312) 456-7300
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name — *if individual, state last, first, middle name*)

13116 South Western Avenue (Address), Blue Island (City), Illinois (State) 60406 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

 Potential persons who are to respond to the collection of information

OATH OR AFFIRMATION

I, Arthur B. Mellin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mellin Securities, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE



OFFICIAL SEAL
KATHERINE PROYCE
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:09/05/05

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


PROCESSING
RECEIVED
FEB 28 2002
WASH, D.C.
354
SECTION

MELLIN SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2001

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Mellin Securities, Inc.

We have audited the accompanying statement of financial condition of Mellin Securities, Inc. as of December 31, 2001 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Mellin Securities, Inc. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.



DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
January 11, 2002

MELLIN SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash	$ 4,764
Receivable from broker/dealers	244,037
Securities owned at market or estimated fair value	33,998
Other assets	7,082
TOTAL ASSETS	$ 289,881

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities	
Accounts payable, accrued expenses and other liabilities	$ 34,614
Accrued pension and profit sharing contribution	48,834
Total Liabilities	$ 83,448
Shareholders' Equity	
Common stock, no par value; 1,000 shares authorized, 100 shares issued and outstanding	$ 1,000
Additional paid-in capital	112,884
Retained earnings	92,549
Total Shareholders' Equity	$ 206,433
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 289,881

The accompanying notes are an integral part of this financial statement.

MELLIN SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company was incorporated in the state of Illinois on November 14, 1991. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities. Operations began January 14, 1993.

Long and Short Securities - Securities positions are valued at market value and securities not readily marketable are valued at estimated fair value as determined by the board of directors. The resulting difference between cost and market (or fair value) is included in income.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. Net capital and aggregate indebtedness change from day to day, but at December 31, 2001, the Company had net capital and a net capital requirement of $161,936 and $5,563 respectively. The ratio of aggregate indebtedness to net capital was 52%.

NOTE 3 - RELATED PARTY TRANSACTIONS

Through common ownership and management the Company is affiliated with Mellin Asset Management, Inc. (MAMI), a registered investment advisor, and Mellin Small Cap Growth Fund, L.P. During the year ended December 31, 2001 MAMI paid overhead and operating expenses for the Company without reimbursement. The Company has also paid MAMI $160,000 in management fees.

The Company also earned $167,421 in commissions on securities transactions executed on behalf of Mellin Small Cap Growth Fund, L.P.

NOTE 4 - RETIREMENT PLANS

The Company maintains a money purchase pension plan. Contributions to the plan equal 10% of the eligible employees' compensation. Contributions for the money purchase pension plan for 2001 were $29,000.

In addition, the Company has a discretionary profit-sharing plan covering substantially all of its employees. Included in this plan is a provision under IRS Code Section 401(k) whereby participants may contribute to the plan and the Company may match any portion of the participant's contribution. The profit-sharing plan contribution for the year ended December 31, 2001 was $22,796. Included in this amount were employer matching contributions of $5,295.

NOTE 5 - INCOME TAXES

The Company has elected S Corporation status for federal income tax purposes. Income taxes are therefore the responsibility of the Company's individual shareholder.

NOTE 6 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK

To execute the securities transactions, the Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. The Company is required to have a $25,000 deposit with the Clearing Broker/Dealer to assure the Company's performance under the agreement. This amount is included in "Receivable from broker/dealers" on the statement of financial condition. The agreement may be terminated by either party with 30 days prior written notification. As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

The Company's customers enter into various securities transactions and these transactions may include selling securities they do not own and therefore will be obligated to purchase such securities at a future date. The risk to the customer arises if the market values of the related securities increase subsequent to the date of sale. The Company's exposure to risk would consist of the amount necessary to satisfy the contractual requirement of these financial instruments should the customers fail to meet their contractual obligations.

MELLIN SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

NOTE 7 - SECURITIES OWNED

Securities owned consist of trading and investment securities at quoted market values illustrated as follows:

Equity securities at market value	$ 898
Equity securities and warrants at fair value	33,100
Total	$ 33,998

The equity securities and warrants at fair value consist of common shares and warrants to purchase common shares of a non-publicly traded entity and have been valued by the Company at their original cost.

NOTE 8 - COMMITMENT

On February 2, 2000, the Company entered into an operating lease agreement for quotation services. The initial term of the agreement is two years, beginning with the date that the services are first provided. Payments are to be made monthly. This agreement can be cancelled with 60 days prior written notice. After the initial period is over, the agreement will be automatically renewed for an additional two years. The total expenditure for this lease for the year ended December 31, 2001 was $24,303. The remaining minimal annual payments pursuant to this lease agreement for the initial term, excluding any additional charges, are $1,640.

NOTE 9 - PRIOR PERIOD ADJUSTMENT

Retained earnings at the beginning of 2001 has been adjusted to correct an error in which the communication and the state replacement tax expenses were understated by $12,016 and $6,183, respectively, for the year ended December 31, 2000. Had the error not been made, net income for 2000 would have been decreased by $18,199. Because the Company has elected S Corporation status for federal income tax purposes and income taxes are therefore the responsibility of the Company's individual shareholder, there is no income tax effect of this error for the Company.